Filed by Endo International plc (Commission File No. 001-36326)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Auxilium Pharmaceuticals, Inc.

(Commission File No. 001-36628)

The following slides were used in connection with a presentation to employees on October 15, 2014:

©2014 Endo Pharmaceuticals Inc. All rights reserved. Auxilium & Endo: A Compelling Combination Rajiv De Silva October 15, 2014

ADDITIONAL INFORMATION
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposed business combination transaction between Endo International plc ("Endo") and Auxilium Pharmaceuticals, Inc. ("Auxilium"). In furtherance of this proposed transaction, Endo and Auxilium intend to file one or more registration statements, prospectuses, proxy statements or other documents with the U.S. Securities and Exchange Commission ("SEC"). This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Endo and/or Auxilium file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY
HOLDERS OF AUXILIUM ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, PROXY STATEMENT AND OTHER DOCUMENTS FILED
WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE
PROPOSED TRANSACTION. The definitive proxy statement (when available) will be mailed to stockholders of Auxilium. Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Endo through the web site maintained by the SEC at
http://www.sec.gov.
CERTAIN INFORMATION REGARDING PARTICIPANTS
Endo and Auxilium and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Auxilium stockholders with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Endo's directors and executive officers in Endo Health Solutions Inc.'s ("EHSI") Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 3, 2014, and Endo's proxy statement for the 2014 Annual General Meeting of
Shareholders, which was filed with the SEC on April 29, 2014. Security holders may obtain information regarding the names and interests of
Auxilium's directors and executive officers in Auxilium's Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 28, 2014, Auxilium's proxy statement for the 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 10,
2014, and the materials that will be filed with the SEC in connection with the proposed transaction. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the proxy statement and other relevant materials to be filed with the SEC when they become available.
All trademarks, service marks, trade names, product names and logos appearing in this presentation are the property of their respective owners. XIAFLEX®, Testim®, TESTOPEL®, STENDRA®, edex®, Osbon® ErecAid®, STRIANT®, Theo24®, Semprex®-D, dilatrate®-
SR and robaxin® and the related logos are the property of Auxilium. All other trademarks, service marks, trade names, product names and logos appearing in this presentation are the property of Endo
Additional Information
©2014 Endo Pharmaceuticals Inc. All rights reserved.

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction, the financing of the proposed transaction, Endo's and Auxilium's expected future performance (including expected results of operations and financial guidance), and the combined company's future financial condition, operating results, strategy and plans. Statements including words such as "believes," "expects," "anticipates," "intends," "estimates,"
"plan," "will," "may," "look forward," "intend," "guidance," "future" or similar expressions are forward-looking statements. Because these statements reflect
Endo's and Auxilium's current views, expectations and beliefs concerning future events, these forward-looking statements involve risks and uncertainties.
Although Endo and Auxilium believe that these forward-looking statements and information are based upon reasonable assumptions and expectations, readers should not place undue reliance on them, or any other forward looking statements or information in this communication. Investors should note that many factors, as more fully described in the documents filed by Endo with the SEC and with securities regulators in Canada on the System for Electronic Document
Analysis and Retrieval ("SEDAR"), and by Auxilium with the SEC, including under the caption "Risk Factors" in EHSI's Form 10-K and Endo's Form 10-Q and Form 8-K
filings, and in Auxilium's 10K, 10-Q and 8-K filings, as applicable, and as otherwise enumerated herein or therein, could affect future financial results and could cause actual results to differ materially from those expressed in forward-looking statements contained in this communication. Important factors that, individually or in the aggregate, could cause actual results to differ materially from expected and historical results include, but are not limited to:
•
the failure to receive the required approval from Auxilium stockholders and applicable government and regulatory authorities (and the terms of those approvals)
•
the risk that a condition to closing contemplated by the merger agreement may not be satisfied or waived;
•
the ultimate outcome and results of integrating the operations of Endo and Auxilium, the ultimate outcome of Endo's operating strategy applied to Auxilium and the ultimate ability to realize synergies and the magnitude of such synergies;
•
the effects of the business combination of Endo and Auxilium, including the combined company's future financial condition, operating results, strategy and plans;
•
Endo's ability to achieve significant upside potential for shareholders by accelerating the growth of XIAFLEX® and other products of the resultant combined company;
•
Endo's ability to sustain and grow revenues and cash flow from operations in its markets and to maintain and grow its customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;
•
the impact of competition from other market participants;
•
the development and commercialization of new products;
•
the effects of governmental regulation on our business or potential business combination transaction;
•
the availability and access, in general, of funds to meet Endo's debt obligations prior to or when they become due and to fund its operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets; and
•
Endo's ability to comply with all covenants in its indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of its other obligations under cross-default provisions.
All forward-looking statements attributable to Endo or Auxilium or any person acting on either of their behalf are expressly qualified in their entirety by this cautionary statement. These forward-looking statements speak only as of the date hereof. Neither Endo nor Auxilium assumes any obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required under applicable securities law.
Forward-Looking Statements
©2014 Endo Pharmaceuticals Inc. All rights reserved.

Who is Endo International plc?
Endo International plc is a global specialty
healthcare company focused on
improving patients’ lives while
creating shareholder value. Endo
develops, manufactures, markets, and
distributes quality branded
pharmaceutical, generic and device
products through its operating
companies.
Endo has global headquarters in Dublin,
Ireland and U.S. headquarters in
Malvern, PA.
©2014 Endo Pharmaceuticals Inc. All rights reserved.

endo®

endo
pharmaceuticals
an endo international company

SOMAR
GRUPO FARMACÉUTICO
una empresa de endo internacional

AMS™
an endo international company

paladin
an endo international company

Qualitest
an endo international company

endo

Endo International plc Companies 5 ©2014 Endo Pharmaceuticals Inc. All rights reserved.

1920
Intravenous Products of America, Inc. is founded as family run pharmaceutical company in New York City

1994
DuPont Merck establishes Endo as its generics entity

1997
DuPont executives form Endo Pharmaceuticals Inc. in management buyout, obtaining a broad portfolio of generic and branded products

2000
Endo Pharmaceuticals Holdings Inc. begins to trade publicly on NASDAQ (ENDP)

2009
Endo acquires Indevus to diversify pharmaceutical portfolio into urology

2010
Endo acquires HealthTronics, Penwest Pharmaceuticals and Qualitest Pharmaceuticals

2011
Endo acquires American Medical Systems (AMS)

2012
Endo announces the aggregation of its operating companies as part of an enterprise-wide branding initiative and changes the parent company name to Endo Health Solutions Inc.

2013
Endo announces strategic change to focus on providing quality products through its operating companies, and announces restructuring to improve operating margin and operational effectiveness

2014
Endo acquires Boca Pharmacal as a part of Qualitest business

Endo acquires Paladin Labs

Endo and Paladin come together under Endo International plc. Endo establishes new global headquarters in Dublin, Ireland

Endo acquires Grupo Farmacéutico SOMAR

Endo acquires DAVA Pharmaceuticals as part of Qualitest business

Company History ©2014 Endo Pharmaceuticals Inc. All rights reserved. 6

TEAMWORK TEAMWORK
Unite to deliver
superior results
Endo’s Vision and Key Values
©2014 Endo Pharmaceuticals Inc. All rights reserved.

To become a leading global specialty healthcare
company that improves lives while creating value
CUSTOMER FOCUS CUSTOMER FOCUS
Commit to
creating value
RESULTS DRIVEN RESULTS DRIVEN
Perform to exceed
expectations
LEADERSHIP LEADERSHIP
Aspire to excellence
INNOVATION & INNOVATION &
CONTINUOUS CONTINUOUS
IMPROVEMENT IMPROVEMENT
Drive for relentless
progress

Our Roadmap to Success
©2014 Endo Pharmaceuticals Inc. All rights reserved.

Be nimble and entrepreneurial
Be the best manager of assets
Deliver relevant products to market
Be efficient acquirers and integrators
of new businesses
Stay a step ahead and outperform our
competitors
Embrace high performance standards
Act in a compliant and ethical manner

Montreal, Canada
Paladin Labs Headquarters
Minnetonka, MN
AMS Headquarters
Cranbury, NJ
Manufacturing Facilities, R&D
Malvern, PA
Endo U.S. Headquarters
Charlotte, NC
Manufacturing Facilities
San Jose, CA
Device Manufacturing Facility
Huntsville, AL
Qualitest Headquarters & Manufacturing Facilities
Ireland
Endo International Global Headquarters
The Netherlands
AMS European Headquarters
Mexico City, Mexico
Grupo Farmacéutico SOMAR Headquarters & Manufacturing Facilities
Direct sales offices in 12 countries
Johannesburg, South Africa
Litha Healthcare Group Limited Headquarters

endo

Expanding Presence Globally ©2014 Endo Pharmaceuticals Inc. All rights reserved. 9

Endo and Auxilium: A Compelling Combination
©2014 Endo Pharmaceuticals Inc. All rights reserved.
Creates value for patients, customers and shareholders
Establishes a leading branded specialty pharmaceutical business with a focus in men's healthcare, pain and rare/orphan diseases
Accelerates organic growth and maximizes value of key products leveraging strengths of combined company and economies of scale
XIAFLEX® (for Dupuytren’s Contracture and Peyronie’s Disease)
STENDRA®
TESTOPEL®
AVEED®
Expands R&D capabilities and development programs
XIAFLEX® in new potential indications
BEMA buprenorphine
Builds on a platform with enhanced financial flexibility, proven M&A capabilities and an established corporate structure

endo

AVEED
(testosterone undecanoate) injection
750 mg/3 mL

FORTESTA
(testosterone) Gel
10 mg of testosterone per 0.5 g

VALSTAR
(valrubicin)

VANTAS
(histrelin acetate) subcutaneous implant

opana ER
(oxymorphone HCl)
EXTENDED-RELEASE TABLETS
with intac

Voltaren Gel
(diclofenac sodium topical gel) 1%

Sumavel DosePro
(sumatriptan injection)
Needle-free delivery system 6mg

Percocet
(oxycodone and acetaminophen tablets, USP)

Frova
frovatriptan succinate
2.5mg Tablets

SUPPRELIN LA
(histrelin acetate) subcutaneous implant

AUXILIUM
Innovations for Life

XIAFLEX
collagenase clostridium histolyticum

STENDRA
(avanafil) tablets

TESTOPEL
(testosterone pellets)

Testim
(testosterone gel)

edex
(alprostadil for injection)
10 mcg - 20 mcg - 40 mcg

XIAFLEX
collagenase clostridium histolyticum

Theo24

Semprex-D Capsules
(acrivastine and pseudoephedrine hydrochloride)

dilatrate-SR
(isosorbide dinitrate)
sustained release capsules
40 MG

robaxin - 750
(methocarbamol tablets, USP)

endo

OSBON
ErecAid

STRIANT

Select Highlights of Complementary Product Portfolio
Men’s Health / Urology
Men’s Health / Urology
Orthopedics / Pain
Orthopedics / Pain
Other Specialty
Other Specialty
Testosterone Gel 1%
Authorized Generic
©2014 Endo Pharmaceuticals Inc. All rights reserved.

Bringing our two organizations together will require us to look for efficiencies in overlapping areas
There will be some workforce reductions
Commitment to transparency, fairness and speed in integration post-close
True value of combination is in accelerating long-term growth potential
Commitment to required investment
Aspiration to retain as many high performing employees as
possible
Remain focused on what you can control—performance
against your goals
What Does This Mean For Employees of Auxilium?
©2014 Endo Pharmaceuticals Inc. All rights reserved.

We expect the close of this transaction to take place in first half of 2015, subject to:
Regulatory approval in the U.S.
Auxilium stockholder vote
Other customary closing conditions
Until the closing of this transaction, Endo and Auxilium will continue to operate as independent companies
While integration planning will commence, no decisions can
begin prior to the close of the transaction
Structure of integration planning team will be
communicated shortly
Team leads will be appointed from both companies
Next Steps
©2014 Endo Pharmaceuticals Inc. All rights reserved.

QUESTIONS? 14 ©2014 Endo Pharmaceuticals Inc. All rights reserved.

©2014 Endo Pharmaceuticals Inc. All rights reserved. 15